September 9, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Wearable Devices Ltd. (CIK: 0001887673)
Registration Statement No. 333-262838 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time, September 12, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

By:	AEGIS CAPITAL CORP.

	By:	/s/ Griffin Cassagne
Name: Griffin Cassagne
Title: Executive Vice President